December 22, 2011

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Peggy Kim, Special Counsel

Re:	Advanced Analogic Technologies Incorporated
Schedule TO filed on December 9, 2011
Filed by Skyworks Solutions, Inc. and PowerCo Acquisition Corp.
File No. 5-81524

Ladies and Gentlemen:

On behalf of our clients, Skyworks Solutions, Inc. (“Skyworks”) and PowerCo Acquisition Corp. (“Offeror”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 20, 2011 (the “Comment Letter”), relating to the above-referenced Schedule TO filed by Skyworks and Offeror with the Commission on December 9, 2011 (SEC File No. 5-81524) in connection with the offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Advanced Analogic Technologies Incorporated (“AATI”).

In response to the comments set forth in the Comment Letter, the Schedule TO is being amended and Skyworks is filing Amendment No. 2 to the Schedule TO (“Amendment No. 2”) with this response letter. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in Offeror’s Offer to Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”).

We have repeated the Staff’s comments below in boldface type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean Skyworks and the Offeror or their advisors, as the context indicates.

Offer to Purchase

General

COMMENT 1: We note that the target company, AATI, has not filed its most recent quarterly report on Form 10-Q for the quarter ended September 30, 2011. Please advise and disclose whether AATI has provided you with any financial information for that quarter that is not publicly available. We may have further comment.

RESPONSE: AATI issued an earnings release on November 9, 2011 disclosing net revenue and net loss and setting forth a condensed consolidated balance sheet, a condensed consolidated statement of operations, a non-GAAP financial summary, and GAAP to non-GAAP reconciliation tables and information as of, and for the quarterly period ended, September 30, 2011. AATI provided Skyworks with certain operational information for the quarterly period ended September 30, 2011 as part of discovery responses in the parties’ recently settled confidential arbitration proceedings in Delaware, and has incidentally provided certain financial information for that quarterly period in response to more recent requests by Skyworks under the parties’ amended merger agreement and confidentiality agreement for information relating to the current quarter, i.e., the quarter ending December 31, 2011, and future periods. The information was provided to Skyworks by AATI for purposes of integration planning and includes financial information regarding excess and obsolete inventory, income statement and balance sheet trends, quarter over quarter gross profit trends by cost component, and department level spending trends. Some or most of this information is likely to be non-public, and consists of information that is not required to be disclosed in periodic reports under the Exchange Act. Skyworks has not inventoried this information, but does not believe it to be material to the investment decision of AATI stockholders in the Offer.

Summary Term Sheet, page 1

COMMENT 2: We note your statement that “neither we nor Skyworks is responsible for the accuracy or completeness of” the information provided by AATI in the Offer to Purchase. You may not disclaim responsibility for disclosure appearing in your offering document. Please revise as appropriate.

RESPONSE: We have revised the Offer to Purchase on page 1 to remove the language referenced by the Staff in Comment 2.

COMMENT 3: Please revise to estimate the number of shares required to be tendered in order to satisfy the Minimum Condition.

RESPONSE: We have revised the Offer to Purchase on page 1 to provide an estimate of the number of shares required to be tendered in order to satisfy the Minimum Condition.

Background of the Offer, page 20

COMMENT 4: Please revise your background discussion to explain the reasons that Skyworks reduced its offer price from $6.13 in cash and stock to $5.80 in cash.

RESPONSE: We have revised the background discussion on page 34 of the Offer to Purchase to include an explanation of Skyworks’ reasons for reducing its offer price from $6.13 in cash and stock to $5.80 in cash.

Purpose of the Offer and the Merger, page 35

COMMENT 5: Please revise to disclose the substance of Section 5.3(b) of the Amended Merger Agreement. In this regard, please also revise the “Background of the Offer” section to discuss the parties’ reasons for including this new provision.

RESPONSE: We have revised the “Background of the Offer” discussion on page 34 of the Offer to Purchase to include the parties’ reasons for including this provision. We respectfully note that the substance of Section 5.3(b) is disclosed on page 45 of the Offer to Purchase.

Conditions of the Offer, page 53

COMMENT 6: We note the bidders’ right to waive conditions. If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the Minimum Condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders’ views on this issue and whether or not waiver of the remaining conditions will constitute a material change. See Rule 14d-4(d).

RESPONSE: Skyworks and Offeror agree with the Staff that a waiver of (i) the Minimum Condition (such waiver requiring the written consent of AATI) and (ii) the condition relating to governmental authority action would each constitute a material change to the Offer materials, requiring that at least five business days remain in the Offer after such waiver. In the event of a material change to the Offer materials, Skyworks and Offeror will comply with the requirements of Rule 14d-4(d) of the Securities Exchange Act of 1934, as amended. Skyworks and Offeror respectfully submit that a waiver of any of the other conditions to the Offer would not constitute a material change or amendment to the terms of the Offer.

COMMENT 7: You state that any condition may be waived by Skyworks “in whole or in part at any time and from time to time.” All conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived on or before the expiration of the offer. Please revise this language to clarify.

RESPONSE: In response to the Staff’s comment, we have revised Section 14 of the Offer to Purchase on page 54.

COMMENT 8: Please refer to the second-to-last paragraph relating to your failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

RESPONSE: Skyworks and Offeror confirm their understanding that if an Offer condition is triggered and Skyworks and Offeror decide to proceed with the Offer anyway, this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the Offer, Skyworks and Offeror may be required to extend the Offer and make new disclosure to security holders. Skyworks and Offeror further confirm their understanding that they may not simply fail to assert a triggered Offer condition and thus effectively waive it without officially doing so.

Closing

In connection with this response, Skyworks and Offeror hereby acknowledge that:

•	Each of Skyworks and Offeror is responsible for the adequacy and accuracy of its disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Each of Skyworks and Offeror may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate the Staff’s prompt review of Amendment No. 2. Should you have any follow-up questions, please call the undersigned at (650) 858-6020.

Sincerely,

WILMER CUTLER PICKERING HALE AND DORR, LLP

/s/ Rod J. Howard

Rod J. Howard, Esq.

cc:	Mark V. B. Tremallo
Skyworks Solutions, Inc.

Richard K. Williams
Advanced Analogic Technologies Incorporated

Mark L. Reinstra, Esq.

Robert T. Ishii, Esq.

Wilson Sonsini Goodrich & Rosati, PC